Short-Term Investments Trust
11 Greenway Plaza
Houston, TX 77046-1173

July 9, 2026

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Short-Term Investments Trust (the “Trust”)
File Nos. (002-58287; 811-02729)
Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust on behalf of its series, the Invesco Stablecoin Reserves Onchain Fund (the “Fund”), hereby respectfully requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below.

Post-Effective Amendment No.	Filing Date	Accession No.
97	December 11, 2025	0001193125-25-315498
99	February 23, 2026	0001193125-26-063748
100	March 24, 2026	0001193125-26-120982
101	April 21, 2026	0001193125-26-165467
102	May 19, 2026	0001193125-26-230219
103	June 16, 2026	0001193125-26-271892
104	June 24, 2026	0002071844-26-000727

The Trust is making this application for withdrawal of the Amendments because it has determined to refile the registration statement of the Fund based on guidance from the Commission.  No securities have been issued or sold in connection with any of the aforementioned Amendments.

If you have any questions, please contact me at 212-323-5231.

Sincerely,

/s/ Adrienne Ruffle
Adrienne Ruffle, Esq.
Associate General Counsel
Short-Term Investments Trust

Cc:	Mena M. Larmour, Esq., Stradley Ronon Stevens & Young, LLP
Jennifer Hillman, Esq., Stradley Ronon Stevens & Young, LLP